UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                       Auto Data Network, Inc.
                         (Name of Issuer)

                  Common Stock, $0.001 par value
                   (Title of Class of Securities)

                            05270Q104
                         (CUSIP Number)

                        Jeffrey I. Martin
                    Rho Capital Partners, Inc.
                 152 West 57th Street, 23rd Floor
                     New York, New York 10019
                           212-751-6677
         (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                       January 29, 2007
      (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------------

1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    CUSIP No. 05270Q104


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners, Inc.

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A

   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 2,598,853 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares

Each        9.   Sole Dispositive Power
Reporting
Person With      2,598,853 shares

            10.  Shared Dispositive Power

                 0 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

          2,598,853 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         4.6%

   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No. 05270Q104


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust I

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A

   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 2,598,853 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares

Each        9.   Sole Dispositive Power
Reporting
Person With      2,598,853 shares

            10.  Shared Dispositive Power

                 0 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,598,853 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         4.6%

   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No.   05270Q104

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joshua Ruch

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)
         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         N/A

   6.    Citizenship or Place of Organization
         Republic of South Africa

            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         2,598,853 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 2,598,853 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,598,853 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         4.6%

   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   05270Q104


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Habib Kairouz

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)

   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A

   6.    Citizenship or Place of Organization

         Canada

            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         2,598,853 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 2,598,853 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,598,853 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         4.6%

   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.   05270Q104


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Mark Leschly

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         N/A                       (a)
                                   (b)


   3.    SEC Use Only

   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A

   6.    Citizenship or Place of Organization

         Kingdom of Denmark

            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         2,598,853 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 2,598,853 shares

   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,598,853 shares

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A

   13.   Percent of Class Represented by Amount in Row (11)

         4.6%

   14.   Type of Reporting Person (See Instructions)

         IN

         This Amendment No. 2 to Schedule 13D for Auto Data Network, Inc., a Delaware corporation ("ADNI" or the "Issuer"), amends a statement on Schedule 13D, originally dated December 30, 2004, as amended February 25, 2005, with respect to the beneficial ownership by Rho Capital Partners, Inc., a New York corporation ("Rho"), and its controlling shareholders Joshua Ruch, Habib Kairouz and Mark Leschly, and an affiliated investment vehicle, Rho Management Trust I ("Trust I"), of shares of Common Stock, par value $0.001 per share, of ADNI. This Amendment is filed to amend Items 5, 6 and 7 in the Schedule 13D as previously filed, by deleting Items 5, 6 and 7 as previously filed and substituting in lieu thereof the following:


Item 5.    Interest in Securities of the Issuer

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust I, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner, on an as-converted basis, of 2,598,853 Shares of ADNI Common Stock registered in the name of Trust I, constituting 4.6% of the approximately 56,962,700 Shares of ADNI Common Stock outstanding as of January 17, 2007 (based on information provided by the Issuer).

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 2,598,853 Shares of ADNI Common Stock beneficially owned by Rho and Trust I. In each case, such reporting persons may be deemed to beneficially own, on an as-converted basis, 4.6% of the approximately 56,962,700 shares of ADNI Common Stock outstanding as of January 17, 2007 (based on information provided by the Issuer). Other than the Shares of ADNI Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

(c) Recent Transactions. There were no transactions in the Shares by the reporting persons in the past 60 days.

(d) Dividends. No persons other than the reporting persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of ADNI Common Stock covered hereby.

(e) Not Applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By letter agreement dated January 29, 2007, the Issuer and the reporting persons agreed to a series of related transactions by which the reporting persons would consent to the spin-off of Aftersoft Group, Inc., waive certain contractual defaults relating to the Issuer's failure to maintain an effective registration statement, and surrender their currently held shares of Series D-1 and D-2 Preferred Stock, in exchange for an aggregate number of Shares of Common Stock of the Issuer that would result in Trust I owning just over 10% of the Issuer=s total Shares to be outstanding on conclusion of the proposed transactions on an as-converted basis. Such transactions are contingent on the occurrence of certain events, including required votes of the Issuer=s stockholders and a registration statement that covers all of the shares being issued in the spin-off of Aftersoft Group, Inc. being filed by no later than February 18, 2007 and declared effective by the Securities and Exchange Commission prior or simultaneously with the closing of the spin-off.

The foregoing summary of the terms of the letter agreement is qualified in its entirety by reference to the full text of such agreement, which is identified in Item 7, and is incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits:

A. Statement Appointing Designated Filer and Authorized Signer dated January 14, 2005.*

B. Letter agreement between Rho Management Trust I and the Issuer, dated January 29, 2007.


_____________________

* Previously filed

                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2007.


RHO CAPITAL PARTNERS, INC.


By: /s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST I
By: RHO CAPITAL PARTNERS, INC.
    as Investment Advisor


By: /s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


HABIB KAIROUZ


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer


MARK LESCHLY


/s/ Jeffrey I. Martin
   -------------------------------------
   Jeffrey I. Martin, Authorized Signer